Filed by Atna Resources Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Canyon Resources Corporation
Commission File Number:   001-11887

The following documents are filed with the Securities and Exchange Commission pursuant to Rule 425 in connection with the proposed merger transaction between Atna Resources Ltd. and Canyon Resources Corporation:

Description of Documents

Press release of Atna dated January 23, 2008

Press release of Canyon dated January 23, 2008

Atna Resources Advances Towards Merging With Canyon Resources

Wednesday January 23, 9:00 am ET

VANCOUVER, Jan. 23 /CNW/ - Atna Resources Ltd. ("Atna" - TSX:ATN) announces that its Registration Statement filed on Form F-4, which contains the joint proxy statement/prospectus relating to merging with Canyon Resources Corp. ("Canyon" - AMEX:CAU) first announced on November 19, 2007, has been declared effective by the United States Securities and Exchange Commission ("SEC").

Canyon anticipates that it will commence mailing the proxy statement in relation to the proposed transaction on January 25, 2008 to stockholders of record as of January 18, 2008. A special meeting of the stockholders of Canyon will be held on March 6, 2008 at the Table Mountain Inn, 1310 Washington Avenue, Golden, Colorado, to vote on the proposed transaction. Atna anticipates the closing of the transaction shortly thereafter.

On November 16, 2007 Atna and Canyon entered into an agreement and plan of merger whereby Atna will acquire all of the issued and outstanding shares of common stock of Canyon. After the transaction, Canyon will become a wholly owned subsidiary of Atna. Canyon’s Board of Directors has recommended that stockholders vote to approve and adopt the agreement and plan of merger. The management and board of Atna believe that the transaction significantly benefits all the shareholders of the combined entity because:

-	The merger is an important step in the growth of Atna’s gold asset portfolio

-	The transaction creates a multi-million ounce gold company highly leveraged to gold price.

-	Near term production from Briggs and Reward will complement Pinson development

-	There is strong upside potential from the combined portfolio of exploration properties

-	The transaction will allow the combined entity to focus on gold in the western US

-	The combined entity creates a financially strong platform for growth and an exceptional management team

Atna’s Outlook

Atna is building a successful gold exploration, development and mining enterprise in the Western United States. In combination with Canyon, the company will have a diverse portfolio of assets including development ready gold projects in California and Nevada with near-term production and significant potential to increase the defined resource. In addition, the combined company will own a portfolio of early to advanced exploration projects in Nevada, California, Montana, Wyoming, Canada, and Chile. Many of these projects are joint ventured to quality partners, spreading Atna’s risk and leveraging its opportunities. The combined company also will have a significant portfolio of precious metal mining royalties. The company has an experienced team and a well rounded, independent Board, committed to the success of the company. Atna will continue to grow through development of its advanced projects, exploration, and new acquisitions. The combination of Atna and Canyon will trade on the Toronto Stock Exchange under the symbol TSX:ATN and in the US on the Pink Sheets as ATNAF.

Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the timing of the special meeting of stockholders and closing of the merger that involve known and unknown risks, uncertainties and other factors that may cause actual outcomes to differ materially from outcomes express or implied by this press release. Such risk factors include, among others that the matters submitted for stockholder approval at the special meeting of stockholders may not be approved. Actual results may differ materially from those contained in the forward-looking statements in this press release. Additional information concerning these and other risk factors is contained in the Risk Factors section of the Form F-4 filed with the SEC on January 17, 2008, and from time to time in Atna’s other reports filed with the SEC.

Additional Information and Where to Find It

In connection with the merger between Atna and Canyon, on January 17, 2008, Atna filed with the SEC a registration statement on Form F-4, which contains a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF CANYON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ATNA, CANYON AND THE MERGER. The joint proxy statement/prospectus and other relevant materials and any other documents filed by Atna with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed by Atna with the SEC by directing a request to: Atna Resources Ltd., 510 - 510 Burrard Street, Vancouver, B.C., Canada V6C 3A8, attention: Kendra Johnston.

Canyon and Atna and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Investors and security holders may obtain detailed information regarding the direct and indirect interests of these respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger.

For further information

Atna Resources Ltd., Kendra Johnston, Investor Relations Manager & Geologist, Tel: (604) 684-2285, kjohnston@atna.com

FOR IMMEDIATE RELEASE: January 23, 2008	PR08-01
CANYON RESOURCES SETS SPECIAL MEETING DATE FOR SHAREHOLDER VOTE ON MERGER WITH ATNA RESOURCES
Golden, CO – Canyon Resources Corporation (AMEX:CAU). Canyon Resources Corporation (“Canyon”), a Colorado based mining company, cordially invites all shareholders to attend a special meeting of the shareholders of Canyon on March 6, 2008 at 3 p.m. Mountain Time to vote on the proposed merger between Canyon and Atna Resources Limited (“Atna”). The special meeting will be held at Table Mountain Inn located at 1310 Washington Avenue, Golden, Colorado. Canyon anticipates that it will commence mailing the proxy statement in relation to the proposed merger on January 25, 2008 to shareholders of record on January 18, 2008.
Under the proposed transaction, first announced on November 19, 2007, Canyon shareholders will receive 0.32 common shares of Atna, for each common share of Canyon.
Canyon’s board of directors investigated, received expert advice from its advisors, Wellington West Capital Markets, considered and evaluated the terms and conditions of the merger agreement. Based on its review, Canyon’s board of directors has unanimously determined that the merger is advisable, fair, and in the best interest of the shareholders of Canyon. Therefore, Canyon’s board of directors recommends a vote FOR approving and adopting the merger agreement and the merger and FOR the postponement or adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the merger with Atna.
The vote of every shareholder is important, regardless of the number of shares owned. Canyon cannot complete the merger unless the merger agreement and the merger is approved by the affirmative vote of the holders of a majority of the outstanding shares of Canyon common stock entitled to vote at the special meeting. Shareholders are urged to vote in person at the special meeting held in connection with the proposed merger, by completing and mailing their proxy card, by telephone, or by use of the Internet. Please see the instructions listed on your proxy card. Shares voted will then be represented at the special meeting. Canyon has retained The Altman Group, as proxy solicitation agent, to assist in the facilitation of the voting process and the gathering of votes by way of an outbound telephone campaign.
The management and board of Canyon believe that the merger between Atna and Canyon will benefit the shareholders of the combined entity by creating a strong platform for growth with the following characteristics and synergies:
•	A multi-million ounce gold company highly leveraged to gold price.

•	Near term gold production from the Briggs and Reward projects to complement development at Pinson, expected to be completed over the next two years.

•	Upside opportunity from a significant pipeline of gold exploration and development projects.

•	Focus on gold in the western U.S.

•	Exceptional combined management team with complimentary skills and experience.

•	Increased size and financial strength to facilitate continued growth.
Canyon has received numerous inquiries from shareholders concerning this transaction. Canyon Resources encourages any shareholder with additional questions to contact by telephone either James Hesketh, President and CEO, David Suleski, CFO or Valerie Kimball, Investors Relations at 303-278-8464 or by e-mail at vkimball@canyonresources.com.
Common questions and answers:
Why should I vote in favor of the merger?
Gold prices have risen to historically high levels and both Atna and Canyon believe that the best way to build shareholder value is to unlock the value of gold contained in their gold deposits through aggressive development. Achieving this goal requires both financial resources and a strong team of experienced mining industry professionals. Combining the two companies consolidates not only gold properties but also the management teams and provides the balance sheet required to expedite the development of these properties.
What is the forward-looking strategy for Atna after the merger?
The goal of this merger is to provide the resources to build the next mid-tier gold production company. The combined entity will initially focus on moving Canyon’s Briggs and Reward projects into production to develop cash flow from those operations. This cash flow, combined with potential production income from Atna’s Pinson project and potential cash flow from their Wolverine royalty position will create a strong underpinning for resource expansion, additional mergers, acquisitions and project developments.
Are any cost saving synergies created as a result of this merger?
Yes. We expect that combining the two companies may significantly reduce regulatory, compliance and administrative costs by up to $1.0 million per year.
How many shares of Atna will I get for every share of Canyon stock I own?
For every share of Canyon held, you will receive 0.32 shares of Atna.
Where will the corporate offices be located?
The registered office for Atna will continue to reside at its present location in Vancouver, British Columbia and the operational office for Atna will be Canyon’s current office located in Golden, Colorado.
Who will the new management team consist of?
The current Chief Executive Officer (“CEO”) of Atna is David Watkins and he will become Chairman and CEO upon closing of the transaction. Jim Hesketh, the current President and CEO of Canyon, will become President and Chief Operating Officer of Atna. Dave Suleski, the current Chief Financial Officer (“CFO”) of Canyon, will become the CFO of Atna. Bill Stanley, Vice President of Exploration for Atna, will continue in that role.
Will Atna apply for a listing on the American Stock Exchange (AMEX) after the merger is completed?
Canyon will cease trading on AMEX (“CAU”) upon completion of the merger. To retain an AMEX listing, Atna will be required to re-qualify for initial listing which requires a minimum share price of $2.00 per share. Atna does not currently meet this requirement, but may consider re-applying for a listing upon completion under a waiver or once AMEX requirements can be met. Atna will continue to be quoted in the US on the Over-The-Counter market under the symbol (“ATNAF”).
What stockholder vote is required to approve the merger?
A majority of Canyon’s outstanding shares on the record date must be voted in favor of the transaction.
What will the new stock symbol be?
Atna trades on the Toronto Stock Exchange (“TSX”) under the symbol (“ATN”) and is quoted in the US on the Over-The-Counter market under the symbol (“ATNAF”).
When will the merger close and become effective?
The merger is expected to close and be effective as soon as practicable following the shareholder meeting, provided that shareholders vote in favor of the merger at Canyon’s special meeting on March 6, 2008.
When will I receive the proxy material?
Canyon anticipates that the proxy material will be mailed on January 25, 2008; shareholders should receive the material shortly after this date. Due to possible mailing delays, foreign investors are encouraged to contact the Company to receive their proxy by email. Any investor who does not receive their proxy card by February 11, 2008 should contact the company at 303-278-8434 or vkimball@canyonresources.com; or the Altman Group at 800-314-9816.
What happens if I do not vote?
Because the vote required for the adoption of the merger agreement is based on the total number of outstanding shares of common stock on the record date, and not just the shares that are voted, if you do not vote, it will have the same effect as a vote “Against” the adoption on the merger agreement.
If my shares are held through a Broker, will my broker vote my shares on my behalf?
No, your broker will not have the ability to vote on your behalf as the merger proposal does not allow brokers the discretion to vote on behalf of their clients. Your broker will however forward your proxy material to you so that you may cast your vote. If you do not receive this material please contact your broker. You may also wish to contact the Altman Group to assist you in voting your shares.

What happens if the merger is not approved by Canyon shareholders?
Canyon will need to accelerate its previously announced sale of assets and seek financing for continuing operations and its current gold development projects, which is likely to result in increased dilution to existing shareholders.
Who can help answer my additional questions?
If you would like additional copies of the proxy material or have further questions concerning the merger, please contact Valerie Kimball, Investor Relations at 303-278-8464. You may also wish to contact our proxy solicitation agent, The Altman Group at 800-314-9816, to assist you in voting your shares.
About Atna
Atna is building a successful gold exploration, development and mining enterprise in Nevada. Atna presently holds a 70% interest in the high grade Pinson gold deposit in Nevada, which is being developed by Pinson Mining Company, a wholly owned affiliate of Barrick Gold. Barrick has the right to increase its interest in the project to 70% (and reduce Atna’s share to 30%) by spending US$30,000,000 on the project prior to April 2009. Atna also holds a portfolio of exploration projects in Nevada, Canada, and Chile. Many of these projects are joint-ventured to quality partners, spreading Atna’s risk and leveraging its opportunities. In addition, Atna holds a 9.45% royalty interest on silver and gold that may be produced from the Wolverine deposit, presently under development in the Yukon Territory, Canada. Atna has an experienced management team and board, committed to the success and growth of the company through the exploration and development of its projects and any new acquisitions. Atna trades on the TSX under the symbol ATN and is quoted in the US on the pink sheets under the symbol ATNAF.
About Canyon
Canyon owns the Briggs Gold Mine and four satellite deposits in California; the Reward gold deposit near Beatty, Nevada; the Seven-Up Pete gold deposit near Lincoln, Montana; and a portfolio of Nevada gold exploration properties. To date, Canyon has developed in-place mineralized material and reserves on its properties and recognizes substantial additional exploration potential. Canyon has developed re-start and underground test mining plans for its permitted Briggs Mine and is in the process of completing permitting and feasibility study work at the Reward Project.
In addition to the Nevada and California gold assets, Canyon owns over 900,000 acres of fee mineral rights in the State of Montana with identified industrial mineral and copper potential. Canyon also owns “carried” uranium interests in the Sand Creek-Converse uranium exploration joint venture in the Southern Powder River Basin of Wyoming. Canyon trades on the American Stock Exchange under the symbol CAU.
Additional Information and Where to Find It
This press release is not an offer to sell securities or the solicitation of an offer to buy securities. In connection with the proposed transaction, Atna and Canyon have filed relevant materials with the SEC, including the filing by Atna with the SEC of a Registration Statement on Form F-4 on January 17, 2008 (the “Registration Statement”), which includes a prospectus and related materials to register the common shares of Atna to be issued in exchange for Canyon common stock. The Registration Statement incorporates a proxy statement/prospectus (the “Proxy Statement/Prospectus”) that Canyon plans to mail to its shareholders in connection with obtaining approval to the proposed merger. The Registration

Statement and the Proxy Statement/Prospectus contain important information about Canyon, Atna, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. Investors and shareholders may obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Canyon and Atna through the web site maintained by the SEC at www.sec.gov.
Canyon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the shareholders of Canyon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Canyon’s annual report on Form 10-K, which was filed with the SEC on March 2, 2007. This document is available free of charge at the SEC’s web site at www.sec.gov. Atna and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Canyon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Atna’s Form 20-F filed with the SEC on June 30, 2007, as amended on January 4, 2008. This document is available free of charge at the SEC’s web site at www.sec.gov.  Copies of Atna’s filings may also be obtained without charge from Atna at its web site (www.atna.com) or by directing a request to Atna Resources Ltd., Attention: Investor Relations, 510 – 510 Burrard Street, Vancouver, BC V6C 3A8.
Forward-looking Statements
Certain forward-looking statements are included in this release, including statements relating to a proposed transaction between Canyon and Atna, reserve and resource amounts and anticipated production schedules. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Canyon’s and Atna’s current expectations regarding the proposed transaction, and speak only as of the date of this release. Investors are cautioned that all forward-looking statements in this release involve risks and uncertainties that could cause actual results to differ materially from those referred to in the forward-looking statements. Such risks and uncertainties include, among other things: (1) that Canyon shareholders will not support or approve the transaction in a timely manner, if at all; (2) that the closing of the transaction could be materially delayed or more costly and difficult than expected; (3) that the final value of the transaction could be adversely affected by changes in the stock price of Atna; (4) that the transaction will not be consummated; (5) that, if closed, the anticipated benefits of the transaction will not materialize; and (6) risks relating to the ability to obtain permits and commence production and generate material revenues or obtain adequate financing for planned exploration and development activities. A full discussion of other known risks and uncertainties regarding Canyon, its business and operations are included in its Annual Report on Form 10-K, for the year ended December 31, 2006, as filed with the SEC, copies of which are available without charge from Canyon. A full discussion of other known risks and uncertainties regarding Atna, its business and operations are included in its Annual Report on Form 20-F, for the year ended December 31, 2006, as filed with the SEC, copies of which are available without charge from Atna. These filings are also available electronically from the SEC Web site at www.sec.gov. If any of the events described in those filings were to occur, either alone or in combination, it is likely that Canyon’s or Atna’s ability to reach the results described in the forward-looking statements could be impaired and Canyon’s and/or Atna’s stock price could be adversely affected. Neither Canyon nor Atna undertake any obligation to update or correct any forward-looking statements included in this press release to reflect events or circumstances occurring after the date of this press release.
FOR FURTHER INFORMATION, CONTACT:
James Hesketh, President and CEO (303) 278-8464
Valerie Kimball, Investor Relations (303) 278-8464
www.canyonresources.com